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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D-Merc Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

375 Balsam Street
(No. and Street)

Lakewood	CO	80226
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacqueline Sloan	312-431-0014	Jackie@JackieSloanInc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS PC
(Name – if individual, state last, first, and middle name)

80 Washington Street	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Florida County of Highlands

OATH OR AFFIRMATION

I, Lori C Sarian, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D-Merc Services, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn to (or affirmed) and subscribed before me by means of online notarization, this 03/03/2025 by Lori Cates Sarian.

CHRIS ALLEN ADAMS JR.
Notary Public - State of Florida
Commission # HH276803
Expires on June 16, 2026

NOTARY PUBLIC · STATE OF FLORIDA

Signature: Lori C. Sarian Lori Cates Sarian

Title: Managing Partner

Chris Allen Adams Jr.

Notary Public HH276803 06/16/2026

Notarized remotely online using communication technology via Proof.

___ Personally Known OR __X_ Produced Identification

Type of Identification Produced DRIVER LICENSE

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

D-MERC SERVICES LLC

Financial Statements
For the Year Ending December 31, 2024
In accordance with Rule 17A-S(d)

TABLE OF CONTENTS

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Director and Member
D-Merc Services LLC
Lakewood, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D-Merc Services LLC, as of December 31, 2024, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of D-Merc Services LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to D-Merc Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 13 and 14 has been subjected to audit procedures performed in conjunction with the audit of D-Merc Services LLC 's financial statements. The supplemental information is the responsibility of D-Merc Services LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS P.C.

LMHS, P.C.

We have served as the D-Merc Services LLC's auditor since 2021.
Norwell, Massachusetts

February 28, 2025

D-MERC SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2024

ASSETS

Cash	$	14,680
Other assets		115
Total Assets	$	14,795

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	**8,171**
Other liabilities		
Total Liabilities		**8,171**
COMMITMENTS AND CONTINGENCIES (Notes **4,5,6)**		
MEMBER'S EQUITY (Note 3):		
Member's interests		75,500
Accumulated deficit		(68,876)
Total Member's equity		6,624
Total Liabilities and Member's Equity	$	14,795

D-MERC SERVICES LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2024

REVENUE		
Commission income	$	280,507
Total Revenue		280,507
EXPENSES:		
Commissions expense		213,076
076Gross Wages/Employee Benefits/Payroll Taxes		31,435
Professional fees		20,384
Advertising and promotion		2,783
Broker/Dealer Expenses		5,540
Computer and software expense		4,857
Insurance		378
Office services and supplies		**12,354**
Other expenses		7,858
Total Expenses		**298,665**
NET INCOME (LOSS)	$	**(18,158)**

D-MERC SERVICES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2024

	Member's Interests	Retained Earnings (accumulated deficit)
BALANCES, December 31,2023	$ 70,200	$ (50,718)
Contributions	5,300	
Distributions	-	-
Net loss	-	(18,158)
BALANCES, December 31, 2024	75,500	$ (68,876)

D-MERC SERVICES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31,2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (18,158)
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in other assets	-115
Other liabilities	2,726
Net cash used in operating activities	(15,432)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Contributions by members	5,300
Distributions to members	
Net cash provided by financing activities	
NET DECREASE **IN CASH**	**(10,132)**
CASH, at beginning of year	24,812
CASH, at end of year	$ 14,680

NOTES TO FINANCIAL STATEMENTS

NOTE 1-BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

D-Merc Services LLC (the "Company") is a Colorado limited liability corporation established on December 12, 2011. In 2019 the Company underwent the New Member Application ("NMA") process with the Financial Industry Regulatory Authority ("FINRA") and was subsequently approved on April 23, 2019 and is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA.

The Company's primary operation is the retail trading on behalf of customer accounts and the Company does not trade securities of its own accounts. The types of securities traded by the Company are alternative securities which include direct participation programs, oil and gas, private placements, real estate investment trusts, private offerings, private equity, private debt, 1031 Tax Exchanges, and other alternative investments.

The Company, under Rule 15c3-3, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. All customer accounts, transactions, deposits and withdrawals are executed through its clearing broker.

Revenue Recognition

The Company places securities orders on behalf of clients through its bank and clearing broker, Goldstar Trust Company ("Goldstar"). All transactions are recorded on a fully disclosed basis once settlement has been fully agreed upon and the terms of the transactions are finalized at the date of confirmation, thus, no commissions receivables or commissions payable have been warranted or recorded. All funds are carried on behalf of the client by Goldstar.

On January 1, 2018, the company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and supersedes most industry specific revenue recognition guidance. The majority of the Company's revenues come from trading profits and other sources, including commissions and underwriting profit. The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. As part of the evaluation of effects of ASC 606 on Company's financial statements, management has analyzed contracts identifying revenues and costs within the scope of the standard and has not recognized any assets from costs to obtain or fulfill a contract with customers.

All performance obligations during the year ended December 31, 2024 were considered satisfied at a point in time. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

NOTE 1- BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns.

The Company adopted the standards for Account for Uncertainty in Income Taxes (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2024 the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable taxd authority. The Company files tax and information returns in the United States Federal and applicable state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

Advertising and Promotional Expense

The Company accounts for all marketing, advertising and promotional expenses in the period in which they are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. At December 31, 2024 the company had a cash balance of $14,680.

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2024.

Basis of Presentation

The Accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

NOTE 2- MEMBER'S EQUITY

The Company is wholly owned by More Cowbell LLC, a limited liability company formed on January 28, 2007 under the laws of Colorado, filed pursuant to S 7-80-203 and S 7-80-204 of the Colorado Revised Statutes (C.RS.). More Cowbell shares the same address as the Company and acts solely as a holding company on behalf of the Company.

NOTE 3 EXEMPTION, NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had net capital and net capital requirements of $6,509 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.26 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The Company, under rule 15c3-3 is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.

NOTE 4- COMMITMENTS

The Company does not lease office space or equipment.

NOTE5- FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities transactions are initiated on a fully disclosed basis with Goldstar. Under the terms of the agreement with Goldstar, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with Goldstar, the Company seeks to control the risks of its activities and is required to maintain compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their

NOTE 5- FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES *(Continued)*

obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and amount can be reasonably estimated. In the opinion of Management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position or the cash flows of the Company. For the year ended and as of December 31, 2024, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

NOTE 6- SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through February 28, 2025, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service described in Note 1. The Company has identified its Managing Partner as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended December 31, 2024 are disclosed on the Statement of Operations.

SUPPLEMENTARY INFORMATION

D-MERC SERVICES LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION
DECEMBER 31, 2024

CREDIT:	
Member's equity	6,624
DEBITS:	
Non-allowable assets	
Other assets	115
Total debits	-
NET CAPITAL	6,509
Minimum requirements of 6 2/3% of aggregate indebtedness of *$8,171* or $5,000, whichever is greater	5,000
Excess net capital	$ 1,509
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	
Other liabilities	8,171
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.26**

There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2024.

D-MERC SERVICES LLC
SCHEDULES II AND III

DECEMBER 31, 2024

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 as supported by footnote 74 of SEC Release 34-70073.

Schedule Ill
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 as supported by footnote 74 of SEC Release 34-70073.

LMHS, P.C.
Certified Public Accountants and Advisors

Report Of Independent Registered Public Accounting Firm

To The Director and Member
D-Merc Services LLC
Lakewood, Colorado

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which D-Merc Services LLC stated that D-Merc Services, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that D-Merc Services LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. D-Merc Services LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year, without exception. D-Merc Services LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about D-Merc Services LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS P.C.
LMHS, P.C.

We have served as the D-Merc Services LLC's auditor since 2021.
Norwell, Massachusetts

February 28, 2025

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULES 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2024

D-Merc Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Lori C. Sarian

Signature

Managing Member
Title